U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

September 16, 2021

VIA EDGAR TRANSMISSION

Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    Manager Directed Portfolios (the “Trust”)
Hood River International Opportunity Fund (the “Fund”)
    Securities Act Registration No: 333-133691
    Investment Company Act Registration No: 811-21897

Dear Ms. White:
This correspondence responds to comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 110 to the Trust’s Registration Statement on Form N-1A filed July 15, 2021 (the “Amendment”) with respect to the Fund, a series of the Trust. For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Prospectus:
Comment 1.Please update the EDGAR series and class information with the Fund’s exchange ticker symbol.
Response:     The Trust responds by noting that the EDGAR series and class information will be updated with the Fund’s exchange ticker symbol.
Comment 2.Please revise the Fund’s investment objective to clarify what measure the Fund uses in determining what the long-term growth of capital is superior to. In the alternative, please remove the word “superior.”
Response:     The Trust has revised the Fund’s investment objective as follows: “The Fund seeks long-term growth of capital.”
Comment 3.Please provide a completed fee table and expense example.
Response:     Please see Appendix A attached hereto.
Comment 4.Please explain how the line item “Other Expenses” in the Fees and Expenses Table was estimated and how it was determined to be a reasonable estimate of the Fund’s expenses for the current fiscal year.
Response:     The Fund estimated the “Other Expenses” based on an assumption it would have assets of approximately $3 million in its first year of operation. Because the Fund uses the same services providers as other series in the Trust, the Fund adjusted expense items from other relevant series to estimate expenses, using the assumed asset level, estimates with respect to the number of accounts and average account size, an estimate by the Fund’s investment adviser of the number of securities that it may purchase in the first year, and other expenses that are shared among the Trust’s series. The Trust believes this estimate is reasonable because it is based on the actual expenses of its other series and existing agreements with service providers that will also apply to the Fund. The Trust notes that the Fund’s investment adviser has agreed to waive fees and/or reimburse Fund expenses to the extent necessary to limit the Fund’s expenses to 1.40% of its average daily net assets at least until September 28, 2024.

Comment 5.Under “Example,” please clarify the second to last sentence as it appears the fee waiver is not in place for the second year.
Response:     The Trust has revised the disclosure. Please see Appendix A attached hereto.
Comment 6.In the Principal Investment Strategies section, please revise the disclosure to give insight into how the Adviser makes investment decisions and constructs the portfolio as a whole. Specifically, it is unclear what is meant by common stocks that have “strong growth characteristics or to be undervalued in the marketplace relative to underlying profitability.” Please disclose what types of data or analyses the Adviser considers to determine whether a particular investment possesses such attributes. In addition, it is unclear how the Adviser constructs a portfolio with the overall goal of mitigating risk or what sort of risks this disclosure refers to. Please revise.
Response:     The Trust has revised the disclosure. Please see Appendix B attached hereto.
Comment 7.Because Health Care Sector Risk and Information Technology Sector Risk are disclosed as principal investment risks, please consider disclosing the Fund’s significant investments in those sectors in the principal investment strategies section.
Response:     The Trust has revised the disclosure. Please see Appendix B attached hereto.
Comment 8.In the “Management of the Fund—Portfolio Managers of the Fund” section, please clarify what “holding down to 50 basis points” means.
Response:     The Trust has revised the disclosure as follows:
“As part of the security selection process, two portfolio managers may elect to reduce a position size down to 50 basis points of the Fund’s net assets to manage risk, subject to limits set by the Investment Team.”
SAI:
Comment 9.In the “Investment Limitations” section, please revise Investment Limitation 2 to refer to the fact that the limitation does not apply to securities issued by other investment companies. In addition, please revise the disclosure to clarify the Staff’s position that a fund should consider the underlying investments in which the fund is invested in when determining concentration of the fund.
Response:     The Trust has revised Investment Limitation 2 as follows:
[As a matter of fundamental policy, the Fund will not] “invest 25% or more of its net assets, calculated at the time of purchase and taken at market value, in securities of issuers in any one industry (other than securities issued by the U.S. Government or its agencies, or securities of other investment companies);”
In light of the new wording of fundamental investment limitation no. 2, The Trust believes that the current disclosure adequately describes the Staff’s position that a fund should consider the underlying investments in which the fund is invested in when determining concentration of the fund, and therefore, the Trust believes that no additional revisions are necessary

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If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at alyssa.bernard@usbank.com.

Very truly yours,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President
U.S. Bank Global Fund Services
as Administrator of the Trust

Appendix A
FEES AND EXPENSES OF THE FUND
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):	Institutional Shares	Investor Shares[1]	Retirement Shares[1]
Management Fees	1.30%	1.30%	1.30%
Distribution (12b-1) and/or Service Fees	None	0.25%	None
Shareholder Servicing Fee[2]	0.10%	0.10%	None
Other Expenses[3,4]	8.92%	8.92%	8.92%
Total Annual Fund Operating Expenses	10.32%	10.57%	10.22%
Fee Waivers/Expense Reimbursements[5]	-8.81%	-8.81%	-8.81%
Total Annual Fund Operating Expenses After Fee Waivers/Expense Reimbursements	1.51%	1.76%	1.41%
1    Investor Shares and Retirement Shares are not currently offered.
2     The Fund has implemented a Shareholder Servicing Plan on behalf of its Institutional and Investor Shares that allows the Fund to make payments of up to 0.10% for Institutional and Investor Shares to financial intermediaries and other service providers for Institutional and Investor shareholders in return for shareholder servicing and maintenance of Institutional and Investor shareholder accounts.
3    As the Fund is new, these expenses are based on estimated amounts for the Fund’s current fiscal year.
4    “Other Expenses” include Acquired Fund Fees and Expenses of one basis point, which is estimated for the Fund’s current fiscal year.
5    Hood River Capital Management LLC (“Hood River” or the “Adviser”), the Fund’s investment adviser, has contractually agreed to waive a portion of its fees and reimburse certain expenses for the Fund to limit the total annual fund operating expenses (excluding taxes, Rule 12b-1 fees, shareholder servicing fees, extraordinary expenses, brokerage commissions, interest and acquired fund fees and expenses (collectively, “Excludable Expenses”)) to 1.40%. To the extent the Fund or a share class of the Fund incurs Excludable Expenses, Total Annual Fund Operating Expenses After Fee Waivers/Expense Reimbursements will be greater than 1.40%. The waivers and reimbursements will remain in effect through September 28, 2024 unless terminated sooner by mutual agreement of the Fund’s Board of Trustees (the “Board”) and Hood River. The Adviser may request recoupment of previously waived fees and paid expenses from the Fund for 36 months from the date such fees and expenses were waived or paid, if such reimbursement will not cause the Fund’s total expense ratio to exceed the expense limitation in place at the time of the waiver and/or expense payment and the expense limitation in place at the time of the recoupment.
EXAMPLE
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The fee waiver/expense reimbursement arrangement included in the table above is reflected through September 28, 2024. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Institutional Shares	$154	$1,389
Investor Shares	$179	$1,459
Retirement Shares	$144	$1,360

Appendix B
PRINCIPAL INVESTMENT STRATEGIES
The Fund will invest primarily in common stocks and other equity securities of small-capitalization companies that are located in non-U.S. developed or emerging markets countries. In selecting securities for the Fund, Hood River seeks to invest in common stocks that are judged by Hood River to have strong growth characteristics or to be undervalued in the marketplace relative to underlying profitability.
Under normal market conditions, the Fund will invest in issuers located in at least ten of the countries included in the Morgan Stanley Capital International (MSCI) AC (All Country) World Index ex USA Small Cap Index.
The Fund may invest a significant portion of its assets (up to 50% under normal market conditions) at the time of purchase in securities of companies located in emerging markets countries. Emerging markets are those countries designated by the MSCI Emerging Markets Index. The Fund may also invest in pre-emerging markets, also known as frontier markets. The Fund may invest a large portion of its assets in a particular region or market, including Japan and European countries.
The Fund’s investments in foreign securities may include American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”), European Depositary Receipts (“EDRs”),and International Depositary Receipts (“IDRs”). The Fund may also invest in preferred stock, real estate investment trusts (“REITs”), rights, and warrants. The Fund may purchase securities of companies engaged in initial public offerings (“IPOs”).
The Fund may invest in the securities of other investment companies, including exchange-traded funds (“ETFs”), to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”), and the rules thereunder.
In selecting securities, the research process utilized by Hood River begins by screening a universe of stocks with market capitalizations of generally less than $5 billion which exhibit strong growth characteristics and attractive valuation relative to underlying profitability. In order to identify companies with such attributes, Hood River conducts fundamental analysis through discussions with management, customers, suppliers, competitors, and industry experts to forecast financial metrics for a potential investment target. The Fund’s portfolio will consist of companies for which Hood River has conviction in its own proprietary estimates and believes that they are significantly higher than consensus estimates.
The Fund is expected to maintain a portfolio of approximately 80-85 stocks, which is constructed with the overall goal of mitigating both issuer-specific and portfolio risk. Idiosyncratic risk is reduced by obtaining several independent data points that support Hood River’s financial model. Portfolio risk is addressed through position and sector sizing limits. The Fund is expected to have significant exposure to the health care and information technology sectors. However, the actual amount of the portfolio holdings may vary due to market conditions.
Hood River periodically engages in active trading of Fund securities.
Hood River generally sells stocks when it believes they have become overvalued, when the fundamentals weaken, or if poor relative price performance persists.
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